UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	CUSIP NUMBER

For Period Ended:  December 31, 2007
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COGNIGEN NETWORKS, INC.
Full Name of Registrant

Former Name if Applicable

10757 South Riverfront Parkway, Suite 125
Address of Principal Executive Office (Street and Number)

South Jordan, Utah 84095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☒

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On November 30, 2007, Cognigen Networks, Inc. (the “Company”) completed the acquisition of substantially all of the assets of Commission River Inc. (“Commission River”).  The assets acquired from Commission River included back office and accounting technology which the Company has undertaken to integrate with its financial management and accounting operations.  The integration of the Commission River assets has required significant management and administrative resources of the Company.  Also, during the quarter ended December 31, 2007, the Company implemented a new accounting system in an effort to increase the accuracy and timeliness of the Company’s financial reporting procedures and moved its corporate and financial records to its new corporate headquarters.  Although the Company has completed a substantial portion of the forgoing actions, the devotion of resources to those actions has precluded the Company from timely filing its Quarterly Report on Form 10-QSB for the Quarter Ended December 31, 2007 (the “Form 10-QSB”) without unreasonable effort or expense.  The Company’s management believes, however, that the Company will be able to complete its financial review and file the Form 10-QSB on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

Robert K. Bench                                                                         801                                        705-5128
(Name)                                                       (Area Code)                                            (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Among other charges reflected in the Company’s anticipated results of operations for the quarter ended December 31, 2007, as compared to the corresponding period of the Company’s 2007 fiscal year, the Company’s management anticipates that the Company’s revenues for the quarter ended December 31, 2007 will be approximately $750,000 lower than the Company’s revenues for the comparable period of the 2007 fiscal year, and its loss from operations will be approximately $1,450,000 greater than the loss from operations for the comparable period of the 2007 fiscal year.

Cognigen Networks, Inc.
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                       February 15, 2008                                                       By            /s/ Robert K. Bench
Chief Executive Officer

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the Company’s integration of the Commission River assets and the anticipated timing for the Company’s filing of its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007.  The Company’s actual results will vary, and may vary materially, from those expressed in the forward-looking statements. The Company undertakes no obligation to update these forward-looking statements, except as otherwise required by law.